N E W S R E L E A S E

March 30, 2015

Nevsun Announces Successful Bisha Plant Restart and Maintains Guidance

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) reports that the Bisha processing plant successfully restarted on March 26 after completion of both the ball mill and the tailings thickener repairs. The processing plant had been offline since the March 13, 2015, announcement when the ball mill gear box mechanical issue was discovered during routine maintenance.

The Company advises that the investigation by Eritrean authorities into the incident at the mine site a week ago continues.  Employee and site safety and security are always of utmost importance and the Company has arranged for increased security in and around the mine site. There have been no further incidents.

During the temporary shutdown the mine also took the opportunity, through its third party thermal energy provider Aggreko, to accelerate the upgrade of another ten of its twenty seven diesel generators with newer more efficient units. In addition, the mine was able to focus on waste mining and accelerate some other preventative maintenance that was scheduled for later in 2015. The Company maintains its 2015 annual production guidance to produce between 160 and 175 million pounds of copper at C1 cash cost of $1.20 to $1.40 per pound.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or other repairs to the plant or inadequate fuel quality required to effectively operate power generators for the plant or otherwise, (x) the Company experiences shipping delays for equipment or replacement parts that are required to complete repairs at the copper plant that could impact mining operations; or (xi) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com